Contact

www.linkedin.com/in/lauraemoreno
(LinkedIn)

Top Skills

Venture Capital
Corporate Partnership Development
General Securities Principal

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)

Laura Lucas

Passionate about driving change | Partner at L'ATTITUDE Ventures |
Founder of Pandocap | Advisor at 500 Startups | Nasdaq, Salesforce
alum
San Francisco, California, United States

Summary

A top performer in executive roles with a proven track record in new
and expansion growth. sales, marketing, and business development
with self-starter tenacity, entrepreneurial drive, and experience
in technology and financial industries. I have diverse experience
across early/later-stage start-ups, capital markets, venture and serve
on the board for public market-leading companies.

Joined L'ATTITUDE Ventures to change the access to capital for US
Latino entrepreneurs and build wealth for diverse startup founders.

―――――

Experience

L'ATTITUDE VENTURES
General Partner
July 2021 - Present (2 years 10 months)
San Francisco Bay Area

L'ATTITUDE Ventures, which invests in early-stage (Seed to Series A) US
Latina/o entrepreneurs who leverage technology to scale. In less than a
year, L'ATTITUDE Ventures has exceeded their $100M fundraising target
and invested in 27 companies. US Latinos are the most entrepreneurial
and important growth cohort in the US, representing 1 in every 4 new
entrepreneurs and 27% of net GDP growth.

L'ATTITUDE Ventures is uniquely positioned to both capture and catalyze
these entrepreneurs by investing early with sizable capital and unparalleled
global expertise and relationships, including that of two former Fortune 200
CEOs, Oscar Munoz former CEO of United Airlines and Sol Trujillo former
CEO of Telstra, as well as Gary Acosta CEO of NAHREP, Kennie Blanco
former investor at Blackrock, Laura Moreno Lucas former Managing Director at
Nasdaq and Pete Amaro formerly at The Raine Group.

L'ATTITUDE Ventures changes the landscape for Latino entrepreneurs by leading rounds, having board representation, and showcasing Latina/o entrepreneurial innovation through Match-Up at L'ATTITUDE, the largest business conference in the country.

NOPALERA
Board Member
September 2022 - Present (1 year 8 months)
New York, United States

Nopalera is a Latina-owned brand that provides a bolder, body experience through its bath & body products powered by Mexico's nopal cactus – an ancient symbol of Mexican culture and one of the most nourishing plants in the world. Leading the Brownspace Opportunity with its iconic and culture forward branding, Nopalera speaks to the overlooked clean beauty Latina consumer and is changing the narrative about the value of Latino goods in the market while inspiring the community to stand in their worth.

Pandocap
Founder & CEO
April 2020 - Present (4 years 1 month)
San Francisco, California, United States

Demystifying the capital markets by bringing you quick clips and easy-to-understand information. Targeted news isn't just for investors or wall street insiders. Pandocap targets an audience of founders, diverse influencers, and diverse allies and corporates. As part of Pandocap, we provide strategic corporate advisory on pre-IPOs, company fundraising, and ESG materiality.

500 Startups
Mentor Program
December 2020 - Present (3 years 5 months)
San Francisco Bay Area

500 Startups is the most active global venture capital firm. We're on a mission to uplift people and economies around the world through entrepreneurship.

Nasdaq
Managing Director, New Listings & Capital Markets
January 2018 - March 2020 (2 years 3 months)
San Francisco Bay Area

Nasdaq (nasdaq.com) is a trusted market-leading stock exchange and has built a financial community of world-renowned industry luminaries.

Achievements:

- Closed Nasdaq's first notable IPO of 2020 One Medical(NAS:ONEM) at $2.7B.
- Closed Nasdaq's largest IPO raise of 2019 Lyft(NAS:Lyft) at $2.2B.
- Closed the first IPO in its category for plant-based meat alternative Beyond Meat(NAS:BYND).
- Closed the only Nasdaq fashion ecommerce retail brand in 2019 The RealReal(NAS:REAL) which expanded our internet retail footprint.
- Secured Colorado's first tech IPO commitment to Nasdaq in the region since 2017 Ping Identity.
- As one of the few Latina saleswomen at Nasdaq, I developed and implemented the first Hispanic Heritage Month bell for Nasdaq's Adelante ERG group in partnership with Microsoft, Univision, and Airbnb, as well as launching Nasdaq's Hispanic promise. The event garnered global coverage on Univision and financial press.
-Keynote speaker for ALPFA, Inc Association of Latino Professionals.
-EY Entrepreneur of the year judge, nominating the EY US winner Popsockets.

Salesforce
Strategic Account Executive Commercial Business Unit
January 2016 - December 2017 (2 years)

Salesforce is a customer relationship management software and application focused on sales, customer service, marketing automation, e-commerce, analytics, and application development.

Achievements:

Salesforce Top Performer September 2017
Salesforce Incubator Speaker Cohort #1 Careerforce.co 2017
Salesforce Top Performer 2016

Ladada
Co-founder, CEO (Exited 2015)
August 2012 - August 2015 (3 years 1 month)
San Francisco Bay Area

Ladada is a personalized fashion subscription service delivered monthly. We get to know everything about your lifestyle and leverage the data to personalize a monthly Ladada box filled with the latest from up-and-coming designers while utilizing a recommendation engine to select the exact style and fit for you. Most importantly, we are your personal shoppers that take the chaos out of shopping, save you time and money, and you only pay for what you keep!

Sharktank Finalist 2014
Ladada Kickstarter Crowdfunding met and exceeded the goal 2014.

Ladada Established Corporate Partners:
Square @ squareup.com
Stitchfix @ stitchfix.com
Box @ box.com
The Station SF @ thestationsf.com
Minna Gallery @ 111minnagallery.com

TD Ameritrade
Business Development Account Manager
January 2011 - 2013 (2 years)
San Francisco Bay Area

TD Ameritrade (tdameritrade.com) provides services for 11 million individuals and institutions with accounts over $1 trillion in assets, and 6,000 independent registered investment advisors.

Key Accounts Closed - The Leaders Group, PIMCO, Brandes, RS Investments
Built winning and long term relationships - Managing over 200 commercial relationships.

SunGard
Senior Sales Account Executive
December 2007 - December 2011 (4 years 1 month)
San Francisco Bay Area

SunGard (sungard.com) is a $5 billion firm software and services firm that focuses on financial services, education, and public sector organizations.

I worked on the Protegent product, a compliance offering that provides firms greater visibility into potential risk factors while increasing operational efficiency and regulatory transparency. Protegent offers a suite of integrated and automated solutions for compliance, surveillance, new account opening, conflicts management, commissions processing and suitability practices. By utilizing one trusted partner, firms can efficiently mitigate compliance risks and lower total cost of ownership.

SunGard was acquired in 2015.

Presidents Club Attainment - 2008, 2009, 2010

Key Accounts Closed - Franklin Templeton, Capital Research & Management, First Allied Securities, Wells Fargo Capital Management, HighMark Capital Management, Brandes Investments, Western Asset Management, Pacific Alternative Asset Management Company, Pacific Life, Russell Investments, RCM Capital Management, Post Advisory Group, Ascend Capital, Aletheia Research and Management, Beach Point Capital, Ares Management, Houlihan Lokey Howard & Zukin, Matthews Asia, Royal Bank of Canada, MetLife, BlackRock, AXA, First Republic Private Wealth Management, Voyageur Asset Management, Parnassus Investments, Wentworth, Hauser and Violich, RS Investments, William O Neil, AIG, Oak Hill Investment Management

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Education

California State University-Sacramento
BS, Criminal Law